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                                  LETTERHEAD OF
                         DOCUMENT SECURITY SYSTEMS, INC.
                         28 Main Street East- Suite 1525
                            Rochester, New York 14614
                             Tel. No.:(877) 276-0293

                                                              August 5, 2005

BY FAX (202) 772-9210 AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Ms. Maryse Mills-Apenteng
                  Mail Stop 4-6
                  Company Name:   Document Security Systems, Inc.
                  Type of Report: Form S-3
                  Filing Number:  SEC File No. 333-125373

Dear Ms. Apenteng:

         The undersigned persons are the Chief Executive Officer and Principal Accounting Officer of Document Security Systems, Inc. (the "Company"), which has filed a Registration Statement on Form S-3/A (Filing Number 333-125373) with the Commission on August 4, 2005.

         Request is made that the effective date of the Registration Statement be accelerated and that such Registration Statement be declared effective as of 4:30 p.m. on August 9, 2005 or as soon thereafter as practicable.

         It is therefore respectfully requested that favorable consideration be given by the Commission Staff for acceleration of the Registration Statement as requested herein.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.


By:     S/Patrick A. White
   ----------------------------------------------
Patrick A. White
Chief Executive Officer


By: S/Philip Jones
   ----------------------------------------------
Philip Jones, Controller, Principal Accounting Officer